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                                                                   Exh 99(d)(ii)

                                      ELYO
           235 AVENUE GEORGES CLEMENCEAU BP 4601 92746 NANTERRE CEDEX

                                              January 19, 2000

Thomas R. Casten
c/o Trigen Energy Corporation
One Water Street
White Plains, NY  10601

Dear Mr. Casten:

We hereby agree to purchase (or cause an affiliate to purchase) from you, and you hereby agree to sell to us, 1,012,402 shares (the "Subject Shares") of common stock, par value $.01 per share (the "Shares"), of Trigen Energy Corporation (the "Company") at a purchase price of $23.50 per Share in cash. The purchase and sale shall be consummated on the 31st calendar day (the "Closing Date") following the filing of the Schedule TO (which will include a Schedule 13E-3, pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended), by Elyo S.A. and certain of its affiliates in connection with the offer by T Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Elyo S.A., to purchase any and all of the outstanding Shares (the "Offer" to be made pursuant to the terms of the Agreement and Plan of Merger, dated as of January 19, 2000 between Elyo S.A., T Acquisition Corp. and the Company). If Parent is legally barred from purchasing the Subject Shares by reason of a court order or otherwise, Parent will buy the Subject Shares on the date two business days following the date that such legal prohibition ceases.

On the Closing Date, you shall deliver to us at the principal offices of the Company the certificate(s) representing the Subject Shares and we shall deliver to you at the principal offices of the Company a check in an amount equal to the number of Subject Shares times $23.50 (or, at your option specified in writing at least 3 business days prior to the Closing Date, a wire transfer to an account designated by you in such notice).

You hereby represent that you beneficially own 1,012,402 Subject Shares, and that the Subject Shares constitute all of the Shares beneficially owned, directly or indirectly, by you (other than Shares ("Plan Shares") that may be acquired upon the exercise of options or shares of restricted stock, in each case issued or issuable under the Trigen Energy Corporation 1994 Stock Incentive Plan, and Shares held by you under the Company's Section 401(k) plan). The Plan Shares are not Subject Shares and are not subject to the terms and conditions of this Agreement. In consideration of our agreement to purchase the Subject Shares, you hereby agree not to tender the Subject Shares pursuant to the Offer.


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                  Please indicate your agreement with the foregoing, effective as of the date first above mentioned, by signing below. This letter may be signed in any number of counterparts, each of which shall be deemed an original, but all of which, when taken together, shall constitute one instrument.

                                   Sincerely,

                                   ELYO S.A.

                                   By:  /s/ Olivier Degos
                                        --------------------------------
                                        Name:   Olivier Degos
                                        Title:  Corporate Vice President

AGREED AND ACCEPTED

THOMAS R. CASTEN

/s/ Thomas R. Casten
-----------------------
Thomas R. Casten

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